BINGHAM McCUTCHEN
Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736
          October 7, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Investors, Inc. (filing relates only to Transamerica Premier High Yield
Bond Fund and Transamerica Premier Cash Reserve Fund)
(File No. 333-161673)
Ladies and Gentlemen:
     On behalf of our client, Transamerica Investors, Inc. (the “Trust”), we request the withdrawal of the filing of the Registration Statement on Form N-14 under the Securities Act of 1933 (the “Securities Act”) on September 1, 2009, accession number 0000950123-09-040206, as the filing relates to Transamerica Funds (File No. 333-161674) and was erroneously also submitted for the Trust.
     Please call Mana Behbin at (202) 373-6599 or the undersigned at (617) 951-8567 with any questions relating to this request.

Sincerely,

/s/ Paul B. Raymond

Paul B. Raymond

cc:	Lea Anne Copenhefer
Timothy J. Bresnahan